UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2014

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: October 31, 2014	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	Vice President, Legal, Assistant General Counsel & Corporate Secretary

NEWS RELEASE

Methanex Corporation

1800 – 200 Burrard St.

Vancouver, BC Canada V6C 3M1

Investor Relations: 604-661-2600

Toll-Free: 1-800-661-8851

http://www.methanex.com

FOR IMMEDIATE RELEASE

October 31, 2014

METHANEX FILES SHELF PROSPECTUS FOR FUTURE DEBT OFFERINGS

VANCOUVER, BRITISH COLUMBIA — (Marketwired – October 31, 2014)—Methanex Corporation (TSX:MX) (NASDAQ:MEOH) announced today that it has filed a preliminary short form base shelf prospectus (the “Prospectus”) with the securities regulatory authority in the Province of British Columbia. The Prospectus was also filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-10 in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. The Prospectus allows, by way of one or more prospectus supplements, for the offering of up to an aggregate principal amount of US$750 million of debt securities. The securities may be offered in the United States from time to time at the discretion of Methanex over a 25-month period. Unless otherwise specified in the prospectus supplement relating to a particular offering of securities, the net proceeds from any sale of any securities will be used for any one or more of debt repayment, working capital or other general corporate purposes.

The shelf registration statement filed today with the SEC relating to these securities has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective and the final short-form shelf prospectus is filed. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

Sandra Daycock

Director, Investor Relations

Methanex Corporation

604-661-2600 or Toll Free: 1 800 661 8851

www.methanex.com